UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

  A.  Name of issuer or person filing ("Filer"):  The Korea Development Bank
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  B.  This is [check one]

      /X/     an original filing for the Filer

      / /     an amended filing for the Filer

  C.  Identify the filing in conjunction with which this Form is being filed:

      Name of registrant           The Korea Development Bank
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      Form type                    Form CB
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      File Number (if known)       Not Available
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      Filed by              The Korea Development Bank
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      Date Filed (if filed concurrently, so indicate)
         October 15, 2003, concurrently with Form CB
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  D.  The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated The Republic of Korea and CB has its principal place of business at (Address in full and telephone number)

                          The Korea Development Bank
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      16-3, Youido-dong, Youngdeungpo-gu, Seoul, Korea, (Tel) +822-787-5209
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  E.  The Filer designates and appoints (Name of United States person serving as agent) Mr. Seong Ho Park, General Manager, ("Agent") located at (Address in full in the United States and telephone number) The Korea Development Bank, New York Branch, 320 Park Avenue, 32nd Floor, New York, NY 10022, U.S.A. (Tel) (1-212)688-7686 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

      (a) any investigation or administrative proceeding conducted by the Commission; and

      (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the

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          District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) CB on (Date) October 15, 2003 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

  F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to Form CB, in conjunction with which this form F-X is being filed.

      The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seoul Country of The Republic of Korea this 15 day of October , 2003.

                                                      /s/ Chang Seop Park
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      Filer:   Mr. Chang Seop Park                 By:(Signature and Title)
               General Manager
               The Korea Development Bank


This statement has been signed by the following persons in the capacities and on the dates indicated.

         /s/ Seong Ho Park, as Agent for Service of Process on behalf of
                           The Korea Development Bank
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                                   (Signature)

          General Manager, The Korea Development Bank, New York Branch
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                                     (Title)

                                October 15, 2003
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                                     (Date)

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